Exhibit 1

Pointer Telocation Ltd. Announces CEO Danny Stern stepping down and being replaced by David Mahlab

Rosh Ha’ayin, Israel, January 13, 2011 /PRNewswire-FirstCall/ -- Pointer Telocation Ltd. (NASDAQ: CM PNTR, TASE: PNTR) (the  "Company") announced today that David Mahlab ex CEO & President of Scopus Video Networks Ltd. will be replacing Danny Stern as the company’s Chief Executive Officer.  Mr. Mahlab will commence his office as Chief Executive Officer on February 1, 2011.

Danny Stern will be stepping down after more than five and a half years of successful and challenging tenure. Danny will be assisting David during the short term in handing over duties and completing several business development initiatives.

David brings with him extensive experience in building successful enterprises and opening new markets.

Yossi Ben Shalom, the company's Chairman said: “I thank Danny on behalf of the employees, management, board of directors and shareholders for his contribution to the company. Danny was responsible for building the company’s international presence and for finding new growth engines. I congratulate David for joining the company and I am confident that together we will continue the company’s growth”.

About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing client list with products installed in over 30 countries. Cellocator, a Pointer Products Division, is a leading MRM (Mobile Resource Management) technology developer and manufacturer.
For more information: www.pointer.com

Contact:

Zvi Fried, V.P. and Chief Financial Officer	Chen Livne, Gelbart-Kahana Investor Relations
Tel.; 972-3-572 3111	Tel: 972-3-607 4717, +972-54-302 2983
E-mail: zvif@pointer.com	E-mail: chen@gk-biz.com